Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release
NORTHCORE REPORTS FIRST QUARTER 2008 FINANCIAL RESULTS

Toronto, ON - May 14, 2008 - Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a global provider of core asset solutions, announced today its interim financial results for the first quarter ended March 31, 2008.  All figures are reported in Canadian dollars.

Northcore reported revenues of $157,000 for the first quarter, a decrease of 49 percent from the $309,000 generated in the fourth quarter of 2007.  In the same period of 2007, Northcore generated revenue of $322,000.

“This disappointing outcome is explained by the loss of development resources and the attendant loss of billable hours throughout the quarter,” said Duncan Copeland, CEO of Northcore.   “However, our successes in GE’s Asset Manager, our joint venture with General Electric, are starting to build on each other.  It is the recurring revenues from product sales, rather than the system development fees, that are the basis for Northcore’s higher margined future growth.”

Northcore derives its revenues from application hosting activities provided to customers, royalty fees from its business partners, the sale of software licenses, and the delivery of technology services, such as application development and software customization.

Northcore reported a net loss for the first quarter of $692,000 or $0.01 per share, basic and diluted.   This compares to a net loss of $536,000 in the fourth quarter of 2007 and a net loss of $550,000 in the first quarter of 2007.  The increase in net loss was attributed to the decline in revenue and additional refinancing charges, as operating expenses decreased slightly quarter over quarter.

Northcore also reported an EBITDA loss in the first quarter of 2008 of  $526,000.  This compares to an EBITDA loss of $372,000 in the fourth quarter of 2007 and an EBITDA loss of $368,000 in the first quarter of 2007.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, employee stock options and discontinued operations.  Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

As at March 31, 2008, Northcore held cash and cash equivalents of $579,000, and accounts receivable of approximately $100,000.

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Northcore reports Q1 2008 results/2

Operating highlights
Northcore realized a number of operating achievements in the period, notably:
•	Northcore deployed The Asset Appraiser and Client Appraisal Manager software tools for a key strategic partner. This technology subsequently began processing commercial transactions.
•	In partnership with GE, Northcore extended the availability of the industry leading GEasset.com marketing portal to selected third party clients. The site can be viewed at www.GEasset.com.
•	Northcore released an enhanced version of the Asset Tracker application with direct linkages to the GEasset.com sales platform.
•	Northcore completed a private placement securing gross proceeds of $525,000 through the issuance of convertible debentures.

Outlook
“The current recessionary market creates demand for our tools and technologies to support the optimized management and disposition of capital assets. GE Asset Manager is uniquely positioned to bring a holistic solution to customers in the changing market environment,” said Duncan Copeland.

Northcore will hold a conference call at 10:00 a.m. (Eastern time) on Thursday May 15 to discuss its financial results and review operational activities.  Investors and followers of the company can listen to a live broadcast of the call from the investor relations section of the company’s website, www.northcore.com.

About Northcore Technologies Inc.
Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, oil and gas and government.   Some of our current customers include GE Commercial Finance, Paramount Resources, The Brick and Trilogy Energy Trust among others.

Northcore owns a 50 percent interest in GE Asset Manager, LLC, a joint business venture with GE.

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Northcore reports Q1 2008 results/3

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations.

These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Duncan Copeland
Tel: (416) 640-0400 ext. 360
Fax: (416) 640-0412
E-mail: dcopeland@northcore.com

(financial results follow)